

October 12, 2022

David Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, IL 60601

      Re: Donnelley Financial Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 22, 2022
           Form 10-Q for the Quarterly Period Ended June 30, 2022
           Filed August 3, 2022
           Form 8-K Filed August 3, 2022
           File No. 001-37728

Dear David Gardella:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 32.1 and 32.2, page 1

1.   We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4. Please revise future periodic reports to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K Filed August 3, 2022

Exhibit 99.1
Use of Non-GAAP Information, page 4

2.   We note you have elected to exclude depreciation and amortization from cost of sales. You may elect to exclude amortization and depreciation from cost of sales by reference to SAB Topic 11.B; however, you must also remove the measures of gross profit and gross margin or label the measures as non-GAAP and conform to Item 10(e)(1)(i) of Regulation S-K. Please clearly identify gross profit and gross margin as presented on page 6 as non-GAAP and present GAAP gross profit and gross margin with equal or greater prominence, revise your reconciliations on pages 7 and 8 to begin with GAAP gross profit and if you continue to adjust gross profit for more than depreciation and amortization, please distinguish its title, such as adjusted gross profit. Please revise accordingly or explain.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services